Exhibit 21

HERITAGE INSURANCE HOLDINGS, INC.
Subsidiaries

As of December 31, 2023, the Company had the following active subsidiaries:

Wholly-owned subsidiaries of Heritage Insurance Holdings, Inc.	State of Incorporation

Heritage Property & Casualty Insurance Company, Inc	Florida
Heritage MGA, LLC	Florida
Contractors' Alliance Network	Florida
Skye Lane Properties, LLC	Florida
Osprey Re Ltd	Bermuda
Zephyr Acquisition Company	Delaware
NBIC Holdings, Inc.	Delaware

Wholly-owned subsidiaries of NBIC Holdings, Inc.

Narragansett Bay Insurance Company	Rhode Island
NBIC Financial Holdings, Inc	Rhode Island
NBIC Service Company, Inc	Rhode Island
Pawtucket Insurance Company	Rhode Island

Wholly-owned subsidiaries of Zephyr Acquisition Company

HI Holdings, Inc	Hawaii
Zephyr Insurance Company, Inc.	Hawaii